Tofutti®
BRAND

TOFUTTI BRANDS INC.

2007 ANNUAL REPORT

Description of Business

We are engaged in the development, production and marketing of TOFUTTI® brand nondairy frozen desserts and other food products. TOFUTTI products are nondairy, soy-based products which contain no butterfat, cholesterol or lactose. Our products are 100% milk free yet offer the same texture and full-bodied taste as their dairy counterparts. Our products are also free of cholesterol and derive their fat from soy and corn, both naturally lower in saturated fat than dairy products.

Our objective is to be a leading provider of nondairy, soy-based food products, primarily frozen desserts and soy-cheese products, to supermarkets and health food stores in the United States and abroad. We intend to continue to introduce new products that offer good taste while containing no butterfat, cholesterol or dairy to these markets. We focus our marketing efforts toward those consumers who find our products essential to their everyday diets because of health, lifestyle or religious reasons. As part of this strategy, we seek to achieve brand awareness through product innovation, eye-catching packaging, trade advertising and a strong word-of-mouth marketing program. We believe that our ability to offer a wide range of nondairy, soy-based parve kosher products will continue to provide us with a competitive advantage.

Table of Contents

LETTER TO OUR SHAREHOLDERS

Dear Shareholder: B"H

While we experienced another difficult year in 2007, we succeeded in overcoming a number of obstacles that arose during the year. Our ability to overcome these obstacles was based on our long standing commitment to develop new products and invest in our future. We continued to face issues related to changes in our production system through the second and third quarters of 2007, which impacted our sales in those quarters and for the year. However, after considerable effort sales increased in the fourth quarter of 2007, and we have returned to full production.

In mid-2007, our main frozen dessert manufacturing facility unexpectedly and without warning ceased operations. Although we were able to move our ice cream novelty manufacturing to another production facility within a month of that closing, this required us to postpone the shipment of certain large orders that were scheduled for shipment in the second quarter until the third quarter of 2007. We also had to allocate our existing inventory of novelty products among all our customers, further negatively impacting our sales for the second and third quarters. In order to meet out needs, we continued to expand our ice cream novelty production at the new production facilities during the third and fourth quarters of 2007. In addition, we discontinued a number of frozen dessert products that did not fit into our long term plans, both in terms of market acceptance and profitability. We expect that the elimination of these products, which adversely affected our sales in 2007, when coupled with our new product introductions in 2008, will enhance the visibility of our remaining products and result in increased inventory turnover in 2007.

We also had to deal with a change in distributors in a key geographical market. In December 2007, we were informed by Edy's Grand Ice Cream that they would no longer distribute our products in Florida and the southeastern United States as of March 14, 2008. We were successful in transferring the distribution of our frozen dessert products directly to the warehouses of Publix Super Markets, Inc., with whom we conduct most of our supermarket business in this region. We anticipate an increase in our business with Publix for the remainder of 2008 as a result of this change. The balance of our retail business in this region will be handled by our existing health and specialty food distributors.

During 2007, we increased the market penetration for our BETTER THAN CREAM CHEESE, SOUR SUPREME and TOFUTTI SOY-CHEESE SLICES, and all of these products recorded increased sales. Our number one product, TOFUTTI CUTIES, remained a best selling novelty frozen dessert nationally.

Going into 2008, we are confident in our strategy and the attractiveness of our products. We are focused on our objective to become a leading provider of nondairy, soy-based food products, primarily frozen desserts and soy-cheese products, to supermarkets and health food stores in the United States and abroad. We intend to continue to introduce new products that offer good taste while containing no butterfat, cholesterol or dairy to these markets. We believe that our ability to offer a wide range of nondairy, soy-based parve kosher products will continue to provide us with a competitive advantage.

Finally, I want to express my thanks to our employees, customers and shareholders for their ongoing support.

Sincerely,

David Mintz
Chairman and Chief Executive Officer

We offer a broad product line of nondairy soy-based products. Our products include frozen desserts, nondairy cheeses and spreads, other frozen food products and several dry grocery items.

Frozen Desserts

- Premium TOFUTTI® nondairy frozen dessert, available in prepacked pints, three-gallon cans, and soft serve mix, is sold nationally in supermarkets, health food stores, retail shops, and restaurants. Premium TOFUTTI was the first nondairy frozen dessert to be marketed to the general public through supermarkets. We currently offer nine flavors of premium, hard frozen TOFUTTI in pints: Vanilla, Chocolate Supreme, Wildberry Supreme, Vanilla Almond Bark®, Vanilla Fudge, Chocolate Cookie Crunch, Better Pecan®, Coffee Marshmallow and Strawberry Cheesecake. Premium TOFUTTI soft serve mix is available in three flavors: Vanilla, Chocolate, and Peanut Butter. TOFUTTI in three gallon bulk cans is available in Vanilla, Chocolate Supreme and Vanilla Almond Bark.

- TOFUTTI CUTIES®, our best selling product, are bite size frozen sandwiches combining a Vanilla, Cookies and Cream, Chocolate, Peanut Butter, Mint Chocolate Chip, Wild Berry, or Coffee filling between two chocolate wafers. Half the size of traditional ice cream sandwiches, TOFUTTI CUTIES offer consumers a portion controlled treat. Unlike ice cream sandwiches, CUTIES are totally dairy free, without butterfat or cholesterol, yet with the same great taste that makes ice cream sandwiches one of the best selling novelties in the freezer case. Like all our frozen dessert products, they are completely trans fat free, including the wafers. For those individuals who cannot have chocolate, our TOTALLY VANILLA TOFUTTI CUTIE is vanilla TOFUTTI between two vanilla wafers, while our KEY LIME CUTIE combines tangy lime-flavored TOFUTTI between two vanilla wafers. Using the same vanilla wafers, we have also introduced the WAVE CUTIE™ in three different flavors – blueberry, strawberry or chocolate sauce blended with creamy vanilla TOFUTTI.

- TOTALLY FUDGE POPS®, CHOCOLATE FUDGE TREATS, and COFFEE BREAK TREATS are stick novelties that offer the consumer the same taste as real fudge or coffee bars. The TOTALLY FUDGE POPS, made with organic sugar and with no gluten added, have 70 calories and 1 gram of fat per bar, while fat free, no sugar added CHOCOLATE FUDGE TREATS and COFFEE BREAK TREATS™ have only 30 calories per bar. Both TREATS are ideal for anyone on either a low fat or low carb diet.

- MINT BY MINTZ are no sugar added stick novelties shaped just like TREATS, with a mint-flavored TOFUTTI center, covered with a thick, dark chocolate coating.

- TOFUTTI KIDS™, a frozen dessert treat aimed at the children's market, are bullet-shaped stick novelties made with creamy premium vanilla TOFUTTI with a taste of our dairy free BETTER THAN CREAM CHEESE added to give them a cheesecake flavor, surrounded with real fruit ice. A multi-pack product, they come in strawberry, orange, and lime flavors in each package.

- MARRY ME BARS™ are stick novelties that feature creamy vanilla TOFUTTI surrounded with a dark chocolate coating. Made with organic sugar and with no gluten added, MARRY ME BARS satisfy important diet requirements of certain consumers with that great TOFUTTI taste.

Nondairy Cheese Products

- BETTER THAN CREAM CHEESE® is similar in taste and texture to traditional cream cheese, but is milk and butterfat free and contains no cholesterol. It is as versatile as real cream cheese, whether spread on a bagel, used as a dip for snack items, such as crackers or chips, or used in any favorite recipe. The 8 oz. retail packages are available in Plain, French Onion, Herbs & Chives, Smoked Salmon, Garlic & Herb, and Garden Veggie flavors. The plain version is also available in 30 lb. bulk boxes.

- SOUR SUPREME® is similar in taste and texture to traditional sour cream, but is milk and butterfat free and contains no cholesterol. SOUR SUPREME has the versatility of sour cream with the added benefit of being dairy free. The 12 oz. retail packages are available in Plain and Guacamole. The plain version is also available in 30 lb. bulk boxes. Like BETTER THAN CREAM CHEESE, SOUR SUPREME is sold nationally in most health food stores and select supermarkets.

- For consumers concerned with their fat and calorie intake, TOFUTTI also offers versions of BETTER THAN CREAM CHEESE AND SOUR SUPREME without partially hydrogenated fat and no trans fatty acids. They are also made with organic sugar and are available in most health food stores.

- TOFUTTI SOY-CHEESE SLICES™ offer consumers a delicious nondairy, vegan alternative to regular cheese slices and contain no trans fatty acids. Available as individually wrapped slices in 8 oz. packages, TOFUTTI SOY-CHEESE SLICES are sold in most health food stores and select supermarkets and come in two types: Mozzarella and American.

Other Food Products

- TOFUTTI PIZZA PIZZAZ combines a delicious pan crust, zesty sauce and TOFUTTI totally dairy free BETTER THAN MOZZARELLA CHEESE into a completely authentic, yet healthy pizza. TOFUTTI PIZZA PIZZAZ is sold three squared slices to a package and is available in freezer cases in select supermarkets and health food stores.

- TOFUTTI BLINTZES are frozen crepes filled with TOFUTTI BETTER THAN CREAM CHEESE that are dairy and cholesterol free, yet taste just like real cheese blintzes. Our BLINTZES can be served hot, warm, or slightly chilled as a main meal or a snack.

- TOFUTTI COOKIES are made with all natural ingredients and unbleached flour. The 16 oz. packages are available in Peanut Butter, Oatmeal Raisin and Chocolate Chip. Like all TOFUTTI products, they are completely dairy and cholesterol free and can be found in select supermarkets and health food stores.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded on the American Stock Exchange under the symbol TOF since October 29, 1985. The following table sets forth the high and low sales prices as reported on the American Stock Exchange for the two most recent fiscal years:

Quarter Ended	High	Low
April 1, 2006	$3.10	$2.75
July 1, 2006	3.20	2.75
September 30, 2006	2.97	2.70
December 30, 2006	3.45	2.80
March 31, 2007	3.25	2.91
June 30, 2007	3.15	2.71
September 29, 2007	3.20	2.59
December 29, 2007	3.77	2.51

As of March 31, 2008, there were approximately 606 direct holders of record of our common stock. Based upon the most recent census performed by our stock transfer agent, brokerage houses and other financial institutions hold our common stock for approximately an additional 1,290 shareholders. We have not paid and have no present intention of paying cash dividends on our common stock in the foreseeable future.

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying audited financial statements.

Fifty-Two Weeks Ended December 29, 2007 Compared with Fifty-Two Weeks Ended December 30, 2006

Net sales the fifty-two weeks ended December 29, 2007 (fiscal 2007) were $19,150,000, a decrease of $315,000, or 2%, from net sales of $19,465,000 for the fifty-two weeks ended December 30, 2006 (fiscal 2006).

Our efforts to grow our sales were negatively impacted by three factors. First, and most importantly, we lost a significant amount of business when the ice cream plant that formerly produced our frozen dessert products shut down unexpectedly at the end of April 2007. Once we used up our then existing inventories, we experienced inventory shortages of our frozen dessert novelties until we were able to obtain production elsewhere. We fully restocked our inventory by the middle of the fourth quarter of 2007. A second reason for the decline in our sales is that one of our largest customers discontinued the purchase of one product that generated $400,000 in sales in 2006. Although the sales loss was sizeable, the impact to our profitability was not significant since this was not a highly profitable item for us. The third reason was that we found it prudent to discontinue a number of slower moving items whose continued production was not cost efficient in relation to the sales level that these items generated. These declines were offset by increased sales to certain foreign distributors of approximately $177,000 and certain of our domestic distributors.

While our gross profit in fiscal 2007 decreased by $58,000, or 1%, due primarily to the decrease in sales, our gross profit percentage was 29% in both the 2007 and 2006 fiscal years. The entire frozen dessert industry was subject to significant price increases to certain key ingredients and packaging, due mainly to supply shortages as a result of political events in certain foreign countries, the general economic situation here in the United States and the cost of petroleum, from which a number of our packaging items are produced. This was partially offset by a decrease of freight out expense of $278,000 to $1,411,000 from $1,689,000 in fiscal 2006. This decrease is attributable in part to the fact that shipping our frozen dessert novelties from our new ice cream plant in Indiana to the West Coast is more cost-effective than shipping them from our third-party Mountville, Pennsylvania warehouse or from our former frozen dessert novelties manufacturer's location, and in part because in some instances we increased the minimum size of orders to customers where we paid the freight, which reduced our shipping costs. We do not anticipate a significant reduction in the cost of shipping expense in 2008, as world oil prices show no signs of abating in the foreseeable future. We anticipate that our gross profit will increase due to increased unit sales and higher sales prices in 2008, our expected gross profit percentage will not improve materially due to promotional allowances associated with the planned introduction of new products. We also expect ingredient costs for certain key items and packaging costs to continue at their current high levels. We have initiated a series of price increases that will become effective in the first and second quarters of 2008, which we believe will help us maintain, or improve, our current gross profit percentage.

Selling and warehousing expenses increased by $214,000 to $1,656,000 for fiscal 2007 from $1,442,000 in fiscal 2006. This increase was caused primarily by a $97,000 increase in outside warehouse rental, a $42,000 increase in travel and entertainment expense and an $80,000 increase in bad debt expense due to a large recovery included in the 2006 figures. The increase in outside warehouse rental expense was a result of the build up of finished goods inventory during the transition to our new principal frozen dessert manufacturing facilities to ensure adequate supplies of products during the transition period. The increase in travel and entertainment expense reflects costs associated with visiting key customers during the production transition period and the attainment of new distributors in certain key markets. We anticipate that with the exception of commission expenses and outside warehouse rental expense, which are variable to sales, all other selling expenses in 2008 should remain relatively consistent with our expenses in 2007.

Marketing expenses decreased by $191,000 in fiscal 2007 to $353,000 as compared to $544,000 in fiscal 2006. This decrease is primarily attributable to a $93,000 decrease in expenses for artwork and plates for new packaging for certain products, an $88,000 decrease in television advertising expense for a pilot program in one of our markets, and a $10,000 decrease in newspaper advertising expense. We expect marketing expenses to remain consistent with fiscal 2007 expenses or increase modestly in fiscal 2008.

Product development expenses increased slightly to $481,000 in fiscal 2007 as compared to $477,000 in fiscal 2006. Our management expects that product development costs will remain consistent with fiscal 2007 cost in fiscal 2008.

General and administrative expenses were $2,233,000 for fiscal 2007 as compared with $1,988,000 for fiscal 2006, an increase of $245,000 or 12%. The increase was primarily due to the $272,000 increase in stock-based compensation expense as a result of the accounting charge associated with a modification and cash pay-out for the redemption of a stock option, which was considered additional compensation expense for financial reporting purposes, and an increase of $30,000 in data processing expense. These increases were offset by reductions of $23,000 in insurance expense, $32,000 in travel, entertainment and auto expenses and $27,000 in professional fess and outside services. We anticipate that professional fees and outside services, which include legal and accounting fees, will increase in fiscal 2008 primarily due to the costs associated with compliance with the internal controls provisions of The Sarbanes-Oxley Act.

Overall, total operating expenses in fiscal 2007 increased to $4,723,000, an increase of $272,000, or 6%, from total operating expenses in fiscal 2006. Had we not incurred the $287,000 in stock-based compensation expense included in our general and administrative expenses for 2007, the result of an accounting charge associated with a modification and cash pay-out for the redemption of a stock option, our operating expenses would have decreased slightly from fiscal 2006.

Income before income taxes decreased by $330,000 to $799,000 in fiscal 2007 as compared with $1,129,000 in fiscal 2006 as a result of decreased sales, which resulted in a lower gross profit, and stock-based compensation expense of $287,000.

Income taxes for the current fiscal period were $334,000, or 42% of taxable income, compared to $512,000, or 45% of taxable income, in fiscal 2006. We believe that our effective tax rate will continue to approximate our historical tax rate of 40%-42% during fiscal 2008.

Liquidity and Capital Resources

At December 29, 2007, our working capital was $4,457,000, an increase of $492,000 from December 30, 2006. Our current and quick acid test ratios, both measures of liquidity, were 4.0 and 3.0, respectively, at December 29, 2007 compared to 3.0 and 1.5, respectively, at December 30, 2006. We believe our existing cash and cash equivalents on hand at December 29, 2007, and the cash flows expected from operations will be sufficient to support the Company for at least the next twelve months.

At December 29, 2007, accounts receivable decreased by $93,000 to $1,991,000 from December 30, 2006, reflecting an increase in cash collections and a slight reduction in sales in the fiscal year ended December 29, 2007. The average number of days used to collect our gross accounts receivable in fiscal 2007 was 39 days as compared to 44 days in fiscal 2006. At December 29, 2007, inventories decreased to $1,552,000 from $2,992,000 at December 30, 2006. The decrease in our inventories is due to two factors. First, the establishment of relationships with more reliable frozen dessert co-packers allowed us to reduce our finished goods inventory that we had built up to guard against out of stock items in the event that our former frozen dessert co-packer ceased operations. Second, our current frozen dessert co-packer purchases all ingredients and packaging prior to production, which is the industry standard. With our previous co-packer, we had to purchase most of the raw materials and packaging. Accounts payable and accrued expenses, excluding our provision for uncertain tax positions, decreased by $208,000 to $780,000 at December 29, 2007 from $988,000 at December 30, 2006, reflecting a reduction in our purchases of ingredients and packaging.

Our Board of Directors first instituted a share repurchase program in September 2000 which has to date authorized the repurchase of 1,500,000 shares of our common stock at prevailing market prices. As of December 29, 2007, we have repurchased 1,342,100 shares with a total cost of $4,171,000, or an average price of $3.11 per share. We made no stock purchases in 2007. As of March 31, 2008, we repurchased 1,401,700 shares at a total cost of $4,334,000, or an average price of $3.09 per share.

On February 26, 2007, our Board of Directors authorized us to enter into a transaction with Steven Kass, our Chief Financial Officer, whereby Mr. Kass surrendered 175,000 of his stock options that were expiring that month, in consideration for a purchase price of $2.3325 per share, reflecting a 25% discount from the $3.11 closing price of the Common Stock on February 26, 2007. After subtracting the underlying $.6875 per share exercise price of the options, this resulted in a net buyback price to our company of $1.645 per share, or

$287,875. This is reflected as additional cash compensation expense to Mr. Kass. Concurrently, Mr. Kass exercised 150,000 options that were expiring on February 27, 2007 at an exercise price of $.6875 per share ($103,125) and 70,000 options that were expiring on July 30, 2007 at an exercise price of $.9375 per share ($65,625) (consistent with the original terms of the grants). The effect of these two transactions was a net cash outflow of the company to Mr. Kass of $119,125.

We have a $1,000,000 line of credit with Wachovia Bank. Any money borrowed under the line of credit will be at the prime rate of borrowing and any such loans will be secured by the assets of our company. Although management believes that we will be able to fund our operations during 2008 from current resources, there is no guarantee that we will be able to do so, and therefore, we established this facility to support short-term cash flow constraints, if necessary. This agreement will expire on April 30, 2008, but can be renewed for an additional one-year term with the consent of both parties. We intend to extend the facility. There can be no assurances that this facility will be extended. There were no amounts outstanding under this facility at December 29, 2007 or December 30, 2006.

Cash Flows	Years ended	
	December 29, 2007	December 30, 2006
	(In thousands)	
Net cash provided by (used in) operating activities	$1,041	$ (619)
Net cash provided by (used in) financing activities	169	(348)
Net increase (decrease) in cash and cash equivalents	1,210	(967)
Cash and cash equivalents at beginning of period	289	1,256
Cash and cash equivalents at end of period	1,499	289

The improvement in the cash flows from operating activities is principally due to the fact that we no longer have to make significant investments in finished goods inventory, for the reasons discussed above. The cash provided by financing activities in fiscal 2007 was the proceeds from the stock option exercise (note that the payment of $287,000 for the redemption of the stock options to an officer is included in cash flows from operating activities). The cash used in financing activities in fiscal 2006 was the result of the stock buy-back program. We did not buy back any stock in fiscal 2007, although we have resumed the program in fiscal 2008.

Contractual Obligations

We have no contractual obligations at December 29, 2007.

Inflation and Seasonality

We do not believe that our operating results have been materially affected by inflation during the preceding two years. There can be no assurance, however, that our operating results will not be affected by inflation in the future. Our business is subject to minimal seasonal variations with slightly increased sales historically in the second and third quarters of the fiscal year. We expect to continue to experience slightly higher sales in the second and third quarters, and slightly lower sales in the fourth and first quarters, as a result of reduced sales of nondairy frozen desserts during those periods.

Market Risk

We will invest our excess cash, should there be any, in highly rated money market funds which are subject to changes in short-term interest rates.

Off-Balance Sheet Arrangements

None.

BALANCE SHEETS

(In thousands, except for share and per share data)

	December 29, 2007	December 30, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	**$1,499**	$ 289
Accounts receivable, net of allowance for doubtful accounts and sales promotions of $430 and $368, respectively	**1,991**	2,084
Inventories	**1,552**	2,992
Prepaid expenses	**46**	2
Refundable income taxes	**770**	—
Deferred income taxes	**298**	558
Total current assets	**6,156**	5,925
Fixed assets (net of accumulated amortization of $24 and $19)	**24**	29
Other assets	**16**	16
	$6,196	$5,970
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 633**	$ 711
Accrued expenses	**566**	277
Accrued officers' compensation	**500**	500
Income taxes payable	**—**	472
Total current liabilities	**1,699**	1,960
Stockholders' equity:		
Preferred stock - par value $.01 per share; authorized 100,000 shares, none issued	**—**	—
Common stock - par value $.01 per share; authorized 15,000,000 shares, issued and outstanding 5,653,467 shares at December 29, 2007 and 5,443,467 shares at December 30, 2006	**57**	54
Additional paid-in capital	**225**	56
Retained earnings	**4,215**	3,900
Total stockholders' equity	**4,497**	4,010
Total liabilities and stockholders' equity	**$6,196**	$5,970

See accompanying notes to financial statements.

STATEMENTS OF INCOME

(In thousands, except for per share data)

	Fifty-two weeks ended December 29, 2007	Fifty-two weeks ended December 30, 2006
Net sales	**$19,150**	$19,465
Cost of sales	**13,628**	13,885
Gross profit	**5,522**	5,580
Operating expenses:		
Selling and warehousing	**1,656**	1,442
Marketing	**353**	544
Product development costs	**481**	477
General and administrative	**2,233**	1,988
	4,723	4,451
Income before income taxes	**799**	1,129
Income taxes	**334**	512
Net income	**$ 465**	$ 617
Weighted average common shares outstanding:		
Basic	**5,620**	5,432
Diluted	**5,884**	5,992
Net income per common share:		
Basic	**$ 0.08**	$ 0.11
Diluted	**$ 0.08**	$ 0.10

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except for share data)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balances, December 31, 2005	5,542,267	$55	—	$ —	$ —	$3,668	$3,723
Purchase of treasury stock	—	—	128,800	(386)	—	—	(386)
Retirement of treasury stock	(128,800)	(1)	(128,800)	386	—	(385)	—
Stock options exercised	20,000	—	—	—	38	—	38
Stock compensation expense	—	—	—	—	18	—	18
Net income for period ended December 30, 2006	—	—	—	—	—	617	617
Balances, December 30, 2006	5,433,467	54	—	—	56	3,900	4,010
Stock option exercise	220,000	3	—	—	166	—	169
Stock compensation expense	—	—	—	—	3	—	3
Charge to retained earnings upon adoption of FIN 48	—	—	—	—	—	(150)	(150)
Net income for period ended December 29, 2007	—	—	—	—	—	465	465
Balances, December 29, 2007	5,653,467	$57	—	$ —	$225	$4,215	$4,497

See accompanying notes to financial statements.

Statements of Cash Flows

(In thousands)

	Fifty-two weeks ended December 29, 2007	Fifty-two weeks ended December 30, 2006
Cash Flows from Operating Activities:		
Net income	**$ 465**	$ 617
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:		
Amortization	**5**	5
Provision for (recovery of) bad debts and sales promotions	**62**	(23)
Stock compensation expense	**3**	18
Deferred taxes	**260**	19
Change in assets and liabilities:		
Accounts receivable	**31**	582
Inventories	**1,440**	(947)
Prepaid expenses and income taxes	**(44)**	49
Accounts payable and accrued expenses	**61**	(933)
Income taxes payable/refundable	**(1,242)**	(6)
Net cash flows provided by (used in) operating activities	**1,041**	(619)
Cash Flows from Financing Activities:		
Proceeds from exercise of stock options, net	**169**	38
Purchase of treasury stock	**—**	(386)
Net cash flows provided by (used in) financing activities	**169**	(348)
Net Change in Cash and cash Equivalents	**1,210**	(967)
Cash and cash Equivalents, at Beginning of Period	**289**	1,256
Cash and cash Equivalents, at end of Period	**$ 1,499**	$ 289
Supplemental Cash Flow Information:		
Income taxes paid	**$ 992**	$ 413

See accompanying notes to financial statements.

(In thousands, except for share and per share data)

NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Tofutti Brands Inc. ("Tofutti" or the "Company") is engaged in one business segment, the development, production and marketing of nondairy frozen desserts and other food products.

Fiscal Year - The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the financial statements included herein are the fifty-two week periods ended on December 29, 2007 and December 30 2006, respectively.

Estimates and Uncertainties - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, sales promotion accruals and inventory reserves. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized when goods are shipped from production facilities or outside warehouses to customers. Revenue is recognized when the following four criteria under Staff Accounting Bulletin No. 104 have been met: the product has been shipped and the Company has no significant remaining obligations; persuasive evidence of an arrangement exists; the price to the buyer is fixed or determinable; and collection is probable. Deductions from sales for promotional programs, manufacturers' charge-backs, co-operative advertising programs and other programs are recorded as reductions of revenues and are provided for at the time of initial sale of product. Freight charged to customers is included in revenues, and has generally been insignificant.

Concentration of Credit/Sales Risk - Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and unsecured trade receivables. During the year, the Company's cash balance at a financial institution exceeded the FDIC limit of $100,000. Management believes that the financial institution is financially sound and, accordingly, minimal credit risk exists.

The Company performs ongoing evaluations of its customers' financial condition and does not require collateral. Management feels that credit risk beyond the established allowances at December 29, 2007 is limited.

During the years ended December 29, 2007 and December 30, 2006, the Company derived approximately 90% and 91%, respectively, of its net sales domestically. The remaining sales in both periods were exports to foreign countries. The Company had sales to one customer representing 20% of net sales during fiscal 2007 and 23% of net sales during fiscal 2006. In addition, a significant portion of the Company's sales are to several key distributors, which are large distribution companies with numerous divisions and subsidiaries who act independently. Such distributors as a group accounted for 55% and 58% of the Company's net sales for the years ended December 29, 2007 and December 30, 2006. The accounts receivable balance of one customer represented approximately 15% of total accounts receivable at December 29, 2007.

Accounts Receivable - The majority of the Company's accounts receivables are due from distributors (domestic and international) and retailers. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are most often due within 30 to 90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The Company does not accrue interest on accounts receivable past due.

Cash and Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Reserves for slow moving and obsolete inventories are provided based on historical experience, shelf life and product demand. The Company periodically reviews inventories and establishes reserves for obsolescence based on forecasted sales and market trend.

The Company purchased approximately 4% and 19% of its finished products from one supplier and 17% and 15% of its finished goods from another supplier during the periods ended December 29, 2007 and December 30, 2006, respectively.

(In thousands, except for share and per share data)

Fixed Assets - Fixed assets consist of leasehold improvements. Amortization is provided by charges to income using the straight-line method over the useful life of ten years.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if there is uncertainty as to the realization of deferred tax assets. FASB Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" was adopted December 31, 2006. This requires the Company to measure the impact of all uncertain tax positions at the date of adoption and record a liability for the amount of potential exposure, offset by a direct charge to retained earnings. At adoption, the Company recognized a direct charge of $150 to retained earnings and accrued expenses. Thereafter, any changes to the required amount of the liability recorded to recognize the potential exposures are recognized as a charge or credit to income tax expense. The Company had approximately $25 of accrued interest and penalties related to uncertain tax positions. Interest and penalties related to uncertain tax positions are recognized as a component of income tax expense.

Net Income Per Share - Basic earnings per common share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of stock options. For the periods ended December 29, 2007 and December 30, 2006, stock equivalents of 10,000 shares were excluded from the diluted earnings per share calculations since the effect was anti-dilutive, because the strike price of these options was greater than the quoted market value at such date.

	Fifty-two Weeks Ended December 29, 2007	Fifty-two Weeks Ended December 30, 2006
Net income, numerator, basic and diluted computation	**$ 465**	$ 617
Weighted average shares – denominator basic computation	**5,620**	5,432
Effect of dilutive stock options	**264**	560
Weighted average shares, as adjusted – denominator diluted computation	**5,884**	5,992
Net income per common share:		
Basic	**$ 0.08**	$ 0.11
Diluted	**$ 0.08**	$ 0.10

Stock Based Compensation - The Company adopted SFAS No. 123(R) "Share-Based Payment" on January 1, 2006, which requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123.

Fair Value of Financial Instruments - SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and equivalents, accounts receivable and accounts payable as of December 29, 2007 and December 30, 2006 are stated at their carrying values. The carrying amounts approximate fair value because of the short-term maturity of those instruments.

Freight Costs - Freight costs to ship inventory to customers and to outside warehouses amounted to $1,411 and $1,689 during the periods ended December 29, 2007 and December 30, 2006, respectively. Such costs are included in costs of goods sold.

(In thousands, except for share and per share data)

Advertising Costs - The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $39 and $137 during the periods ended December 29, 2007 and December 30, 2006, respectively.

Product Development Costs - Costs of new product development and product redesign are charged to expense as incurred.

Recent Accounting Pronouncements - In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS 157. Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. The adoption of the provisions of SFAS No. 157 is not expected to materially impact the Company's financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 establishes a fair value option permitting entities to elect the option to measure eligible financial instruments and certain other items at fair value on specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The fair value option may be applied on an instrument-by-instrument basis, with a few exceptions, is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as the beginning of the first fiscal year beginning after November 15, 2007, and should not be applied retrospectively to fiscal years beginning prior to the effective date. On the adoption date, an entity may elect the fair value option for eligible items existing at that date and the adjustment for the initial remeasurement of those items to fair value should be reported as a cumulative effect adjustment to the opening balance of retained earnings. The adoption of the provisions of SFAS No. 159 is not expected to materially impact the Company's financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (SFAS 141(R)). SFAS 141(R) expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in revenue, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred. Adoption of SFAS 141(R) is required for combinations after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements" (SFAS 160). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of minority interests as a component of equity. Under SFAS 160, a change in control will be measured at fair value, with any gain or loss recognized in earnings. The effective date for SFAS 160 is for annual periods beginning on or after December 15, 2008. The adoption of the provisions of SFAS No. 160 is not expected to materially impact the Company's financial position and results of operations.

NOTE 2: INVENTORIES

Inventories consist of the following:

	December 29, 2007	December 30, 2006
Finished products	**$1,048**	$2,100
Raw materials and packaging	**504**	892
	$1,552	$2,992

NOTE 3: STOCK OPTIONS

The 1993 Stock Option Plan (the "1993 Plan") provides for the grant to key employees of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the grant of non-qualified stock options to key employees and consultants. No grants have been made under the 1993 Plan since 2003.

(In thousands, except for share and per share data)

The following is a summary of stock option activity from January 1, 2006 to December 29, 2007:

	Incentive Options		Non-Qualified Options		
	Shares	Weighted Average Exercise Price ($)	Shares	Weighted Average Exercise Price ($)	Total Aggregate Intrinsic Value ($)
Outstanding at December 31, 2005	805,000	0.90	50,000	2.65	—
Granted in 2006	—	—	16,000	2.90	—
Exercised in 2006	—	—	(20,000)	1.90	—
Outstanding at December 30, 2006	805,000	0.90	46,000	3.06	1,730
Exercised in 2007	(220,000)	0.77	—	—	—
Forfeited in 2007	—	—	(26,000)	3.09	—
Surrendered and repurchased in 2007	(175,000)	0.69	—	—	—
Granted in 2007	—	—	41,000	2.90	—
Outstanding at December 29, 2007	410,000	1.06	61,000	2.94	664
Exercisable at December 30, 2006	805,000	—	10,000	—	1,729
Exercisable at December 29, 2007	410,000	—	27,000	—	755

The Company's shareholders adopted the 2004 Non-Employee Directors' Stock Option Plan (the "2004 Directors' Plan") on June 3, 2004. The purpose and intent of the 2004 Directors' Plan is to attract and retain the best available individuals as non-employee directors of the Company, to provide additional incentive to non-employee directors to continue to serve as directors and to encourage their continued service on the Board. All options granted under 2004 Directors' Plan are "nonstatutory stock options." The maximum aggregate number of shares of common stock which may be issued under the 2004 Directors' Plan is 100,000 shares. See Note 6 for discussion of 2007 stock option repurchase and exercise to an officer.

In 2006, 16,000 non-qualified stock options were granted to two non-employee directors with a fair value at grant date of $1.00, using the following assumptions: Dividend rate = 0%, expected life = 5, risk free interest = 3.89% and volatility = 63%. The intrinsic value of the 20,000 shares exercised during 2006 was approximately $22,000 at the date of the exercise. In 2007, 41,000 non-qualified stock options were granted to two non-employee directors with a fair value at grant date of $2.90, using the following assumptions: Dividend rate = 0%, expected life = 5, risk free interest = 3.81% and volatility = 14.43%.

(In thousands, except for share and per share data)

The following table summarizes information about stock options outstanding at December 29, 2007:

Range of Exercise Prices ($)	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price ($)	Number Exercisable
1.0625	410,000	1.25	1.0625	410,000
3.14	10,000	2.08	3.14	10,000
2.90	10,000	3.42	2.90	3,334
2.90	41,000	4.83	2.90	13,666
1.0625 – 3.14	471,000	1.35	1.31	437,000

The aggregate unrecognized stock-based compensation charge at December 29, 2007 is approximately $28 expected to be expensed over three years.

NOTE 4: LEASES

The Company's facilities are located in a modern one-story facility in Cranford, New Jersey. The 6,200 square foot facility houses its administrative offices, a warehouse, walk-in freezer and refrigerator, and a product development laboratory and test kitchen. The Company's lease agreement expired on July 1, 1999, but it continues to occupy the premises under the terms of that agreement, subject to a six month notification period for the landlord or for the Company with respect to any changes. The Company currently has no plans to enter into a long-term lease agreement for the facility. Rent expense was $80 in 2007 and $76 in 2006. The Company's management believes that the Cranford facility will continue to satisfy its space requirements for the foreseeable future and that if necessary, such space can be replaced without a significant impact to the business.

NOTE 5: INCOME TAXES

The components of income tax expense (benefit) for the years ended December 29, 2007 and December 30, 2006 are as follows:

	Dec. 29, 2007	Dec. 30, 2006
Current:		
Federal	**$ (4)**	$401
State	**78**	92
	74	493
Deferred:		
Federal	**232**	16
State	**28**	3
	260	19
Total income tax expense	**$334**	$512

A reconciliation between the expected federal tax expense at the statutory tax rate of 34% and the Company's actual tax expense for the periods ended December 29, 2007 and December 30, 2006 follows:

	Dec. 29, 2007	Dec. 30, 2006
Income tax expense computed at federal statutory rate	**$272**	$384
Permanent and other items	**3**	10
Under-accrual of prior year	**(14)**	57
Addition to FIN 48 provision	**25**	—
State income taxes, net of federal income tax benefit	**48**	61
	$334	$512

Deferred tax asset at December 29, 2007 and December 30, 2006 consist of the following components:

	Dec. 29, 2007	Dec. 30, 2006
Allowance for doubtful accounts	**$128**	$ 97
Inventory	**115**	261
Accruals and reserves	—	200
Credits for tax paid to other jurisdictions	**55**	—
Deferred tax asset	**$298**	$558

The Company adopted the provisions of FIN 48 on December 31, 2006, the first day of the Company's fiscal year. As a result of the implementation of FIN 48, the Company recognized a $150 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the December 31, 2006 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2006	$150
Additions based on tax positions related to the current year	197
Additions for tax positions of prior years	72
Balance at December 29, 2007	$419

(In thousands, except for share and per share data)

The provision at December 29, 2007 for uncertain tax positions is included in accrued expenses. The Company's federal and state tax returns are open to examination for the years 2003 to 2006.

NOTE 6: RELATED PARTY TRANSACTIONS

On February 26, 2007, the Board of Directors authorized the Company enter into a transaction with Steven Kass, our Chief Financial Officer, whereby Mr. Kass surrendered 175,000 of his stock options that were expiring on February 27, 2007, at a purchase price of a 25% discount from the $3.11 closing price of the Common Stock on February 26, 2007, or $2.3325 per share. After subtracting the underlying cost of the options, $.6875, this resulted in a net buyback price to the Company of $1.645 per share, or $287.9. This is reflected as an additional cash compensation expense to Mr. Kass as a result of the modification to the option terms and repurchase by the Company. Concurrently, Mr. Kass exercised 150,000 options that were expiring on February 27, 2007 at an exercise price of $.6875 per share ($103.1) and 70,000 options that were expiring on July 30, 2007 at an exercise price of $.9375 per share ($65.7), for a combined total proceeds to the Company of $168.8. The effect of these two transactions was a net cash outflow of the Company to Mr. Kass of $119.1.

NOTE 7: LINE OF CREDIT

The Company established a $1,000 line of credit with Wachovia Bank in April 2006, which was renewed for an additional year effective April 30, 2007. As of April 7, 2008, the Company has not used the line of credit. If the line of credit is drawn upon, the underlying promissory note becomes due and payable in consecutive monthly payments of accrued interest only, commencing, and continuing on, the same day of each month thereafter until fully paid. The line of credit may be used to finance working capital of the Company and interest on the unpaid balance shall accrue at Wachovia's Prime Rate. The line of credit is secured by all of the personal property of the registrant including, without limitation, all accounts, equipment, accessions, inventory, chattel paper, instruments, investment property, documents, letter-of-credit rights, deposit accounts, and general intangibles, wherever located.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Tofutti Brands Inc.

We have audited the accompanying balance sheets of Tofutti Brands Inc. as of December 29, 2007 and December 30, 2006, and the related statements of income, changes in stockholders' equity and cash flows for each of for the fifty-two week periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tofutti Brands Inc. as of December 29, 2007 and December 30, 2006, and the results of its operations and its cash flows for each of the fifty-two week periods then ended, in conformity with United States generally accepted accounting principles.

The Company adopted the provisions of FASB Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," as of December 31, 2006.

AMPER, POLITZINER & MATTIA, P.C.

Edison, New Jersey
April 10, 2008

Corporate Directory

Officers and Directors

David Mintz
President, Chief Executive Officer and
Chairman of the Board of Directors

Steven Kass
Chief Financial Officer,
Secretary and Treasurer

Neal S. Axelrod, C.P.A.
Director
Chairman, Audit Committee

Joseph Fischer
FMM Investments
Director

Aron Forem, President
Wuhl Shafman Lieberman Co.
Director

Philip Gotthelf, President
EQUIDEX Incorporated and
EQUIDEX Brokerage Group
Director

Reuben Rapoport
Director

Franklyn Snitow, Esquire
Snitow Kanfer Holtzer & Millus, LLP
Director

Corporate Headquarters

TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400 (telephone)
908-272-9492 (facsimile)
info@tofuttibrands.com (e-mail)
www.tofutti.com (website)

Independent Auditors

AMPER, POLITZINER & MATTIA, P.C.
2015 Lincoln Highway
P.O. Box 988
Edison, New Jersey 08818

General Counsel

Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038

Stock Information

American Stock Exchange Symbol: TOF

Form 10-KSB

Shareholders may obtain copies
of our 2007 Annual Report on Form 10-KSB
without charge by writing to:
Steven Kass, Secretary
Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016
or emailing their request to: info@tofutti.com

TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400

END